(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

National Housing Trust Limited Partnership
_____________________________________________________________________________________________
Full Name of Registrant
_____________________________________________________________________________________________
Former Name if Applicable
2335 North Bank Drive
_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
Columbus, Ohio 43220
_____________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(See attached Exhibit A, Part III)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Susan E. Basting ____________________________________ (Name)	614 _____________________ (Area Code)	451-9929 ext. 105 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
2006 10-K and 10-Q for 1st, 2nd and 3rd Quarter 2007, and 2007 10-K and 10-Q for 1st and 3rd Quarter 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Housing Trust Limited Partnership
_____________________________________________________________________________________________
             (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 24, 2008	By	/s/ Susan E. Basting
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Exhibit A

Part III

The Registrant is a limited partner in limited partnerships owning and operating properties qualifying for low-income housing tax credits. The Registrant did not receive financial information from some of those limited partnerships in time for it to prepare and file its Form 10-K annual report for the period ending December 31, 2004, by the March 31, 2005 filing date and its Forms 10-Q and 10-K for each period thereafter. The 2004 information was received in June 2006 and the 2004 10-K was filed April 12, 2007. The 2005 Forms 10-Q were filed during August 2007, and the 2005 10-K was filed September 11, 2007. The Registrant is in the process of preparing its Form 10-K for 2006, and has filed its Forms 10-Q for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006. Until the Registrant completes preparation and the Registrant’s auditor completes its review of the Registrant’s respective Form 10-K for 2006, and the Forms 10-Q for the periods ending March 31, 2007, June 30, 2007, and September 30, 2007 and Form 10-K for 2007, the Registrant is unable to complete its Form 10-Q for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008.

Exhibit B

Registrant’s Response to Part IV, Question 3

As part of the Registrant’s disposition plan, it sold eight properties in 2006, three in 2007 and four in the first two quarters of 2008. As noted in Exhibit A to Part III, the Registrant is a limited partner in limited partnerships owning and operating properties qualifying for low-income housing tax credits. The Registrant did not timely receive financial information from some of those limited partnerships. The Registrant has filed its Forms 10-Q for 2006 and in the process of filing its 2006 Form 10-K. Until the Registrant completes preparation and the Registrant’s auditor completes its review of the Registrant’s respective Forms 10-K for 2006, and the respective Forms 10-Q for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 and Form 10-K for 2007 and Form 10-Q for periods ending March 31, 2008, June 30, 2008 and September 30, 2008, the Registrant is unable to provide an estimate of the impact of these sales on results of operations.